Exhibit (a)(5)(i)

PRESS RELEAASE

DRAFT For Immediate Release

16 June 2005

Shareholder Inquiries

800.346.2898

Media Inquiries

Dan Flaherty 617.210.3887

dflaherty@evergreeninvestments.com

EVERGREEN FUND BOARD APPROVES EVERGREEN UTILITIES AND HIGH INCOME FUND TENDER OFFER

BOSTON – Evergreen Utilities and High Income Fund (AMEX:ERH), a closed-end equity and bond fund, announced that the Board of Trustees approved a tender offer to repurchase up to 5% of the fund’s outstanding shares at net asset value. The repurchase offer period will commence on or about June 20, 2005 when the notification of the repurchase offer is sent to shareholders. The repurchase deadline is expected to be 5:00 p.m. on July 22, 2005. Shareholders who participate in the tender offer will receive the net asset value of the fund shares as calculated on July 25, 2005, or, if the offer is extended, on the business day following the date to which the offer is extended. Shareholders participating in the tender offer are required to tender at least 20 percent of their shares. The complete terms of the offer will be contained in the Offer to Purchase and related Letter of Transmittal.

As described in the fund's prospectus dated April 27, 2004, under the Enhanced Liquidity Plan, the Board is required to consider repurchasing shares in the event that the fund's common shares trade at a discount to net asset value of greater than 5 percent for at least 15 out of 20 trading days during a predetermined measurement period. The measurement period commenced on April 29, 2005. As of the close of business on May 19, 2005, the fund had traded at a discount of greater than 5 percent for 15 days, initiating the recommendation that the Board consider a tender offer. If more than 5% of the fund’s outstanding shares are tendered, the fund will purchase a pro rata portion of the shares tendered of each shareholder. The “odd lot” feature of prior tender offers -- under which the fund purchased all shares tendered by shareholders owning fewer than 100 shares if a tender offer was oversubscribed-- will not be available in connection with this tender offer.

There can be no assurance that any action proposed or approved by the Board will reduce or eliminate the discount at which the fund’s shares may be trading. This announcement is not an offer to purchase or the solicitation of an offer to sell shares of the fund. The tender offer will be made only by the Offer to Purchase and the related Letter of Transmittal, expected to be mailed to shareholders on or about June 20, 2005. Shareholders should read these documents carefully when they are available because they will contain important information. These documents will also be available to investors for free at the website of the Securities and Exchange Commission (www.sec.gov). The Offer to Purchase and Letter of Transmittal will also be able to be obtained at no charge by contacting EquiServe Trust Company, N.A., the fund's

PRESS RELEAASE

DRAFT For Immediate Release

16 June 2005

Shareholder Inquiries

800.346.2898

Media Inquiries

Dan Flaherty 617.210.3887

dflaherty@evergreeninvestments.com

information agent, as provided in the Offer to Purchase. Neither the offer to purchase shares will be made to, nor will tenders pursuant to the Offer to Purchase be accepted from or on behalf of, holders of shares in any jurisdiction in which making or accepting the offer to purchase would violate that jurisdiction’s laws.

Investments in the fund involve risk. Additional risks are associated with investing in utility and below investment grade securities, such as risk that concentrating investments in one single sector could increase volatility of your investment and risk that below investment grade investment is more prone to default or decline in market value.

About Evergreen Investments

Evergreen Investments is the brand name under which Wachovia Corporation (NYSE:WB) conducts its investment management business and is a leading asset management firm serving more than four million individual and institutional investors through a broad range of investment products. Led by 350 investment professionals, Evergreen Investments strives to meet client investment objectives through disciplined, team-based asset management. Evergreen Investments manages more than $248 billion in assets (as of March 31, 2005). For more information on Evergreen, please visit www.evergreeninvestments.com.

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